Exhibit 12.1

Ratio of Earnings to Fixed Charges

The following table provides our consolidated ratios of earnings to fixed charges (in thousands except ratios):

	Three months ended March 31,	Year Ended December 31,
	2014	2013	2012	2011	2010
Fixed Charges:
Interest expense (1)	$3,971	$15,696	$15,776	$15,304	$12,233
Amortized premiums, discounts and capitalized expenses related to indebtedness (2)	353	1,387	1,345	1,291	937
Estimate of the interest within rental expense (3)	3,307	15,858	17,354	18,396	15,957
Total Fixed Charges	$7,631	$32,941	$34,475	$34,991	$29,127
Earnings:
Pre-tax income from continuing operations before income or loss from equity investees (4)	$16,059	$6,553	$154,954	$215,502	$202,451
Fixed Charges	7,631	32,941	34,475	34,991	29,127
Distributed income of equity investees (4)	—	—	—	—	—
Total Earnings	$23,690	$39,494	$189,429	$250,493	$231,578
Ratio of Earnings to Fixed Charges	3.1	1.2	5.5	7.2	8.0

(1) Interest expense consists of interest on indebtedness.
(2) Represents the amortization of financing costs incurred in connection with the Company's credit agreement and our 7.25% senior unsecured notes.
(3) The proportion of rental expense deemed to be representative of the interest factor is one third.
(4) Equity investees are investments accounted for using the equity method of accounting.